# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Springview Holdings Ltd, CIK 0002002236
CUSIP: G83761109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 203 Henderson Road #06-01, Henderson Industrial Park, SINGAPORE, Singapore (U0), 159546
Date of event which requires filing of this statement: 10/17/2024
Filed by CIK 0001811387
Persons authorized to receive notices and communications: Jordan Yi Chun Tse, 203 Henderson Road #06-01, Henderson Industrial Park, SINGAPORE, Singapore (U0), 159546, (65) 6271 2282

## Reporting persons
- Zhuo Wang (CIK 0001811387): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 1,200,000; shared voting power 0; sole dispositive power 1,200,000; shared dispositive power 0; aggregate amount beneficially owned 1,200,000 (10.43% of the class)
  Comment: (1) Note to Item 9: Consists of 1,200,000 Class A ordinary shares held of record by Zhuo Wang. Zhuo Wang holds 1,200,000 ordinary shares through WZ GLOBAL (BVI) LIMITED. Zhuo Wang holds 100% of equity interest in WZ GLOBAL (BVI) LIMITED. Zhuo Wang is the sole director of WZ GLOBAL (BVI) LIMITED, has the power to direct the voting and disposition of the ordinary shares held by WZ GLOBAL (BVI) LIMITED, and may be deemed the beneficial owner of all ordinary shares held by WZ GLOBAL (BVI) LIMITED. (2) Note to Item 11: This percentage is calculated based on a total of 11,500,000 Class A ordinary shares outstanding, as reported by Springview Holdings Ltd (the "Issuer") in its annual report for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Springview Holdings Ltd
Address of issuer's principal executive offices: 203 Henderson Road #06-01, Henderson Industrial Park, SINGAPORE, Singapore (U0), 159546
Comment: Springview Holdings Limited is a company incorporated in the Cayman Islands.

## Item 2. Identity and Background
Name of person filing: Zhuo Wang (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 203 Henderson Road, #06-01, Henderson Industrial Park, Singapore 159546.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 23, 2024, Avanta (BVI) Limited transferred 1,200,000 Class A Shares to WZ GLOBAL (BVI) LIMITED. The Reporting Person holds 1,200,000 ordinary shares through WZ GLOBAL (BVI) LIMITED. The Reporting Person holds 100% of equity interest in WZ GLOBAL (BVI) LIMITED. The Reporting Person is the sole director of WZ GLOBAL (BVI) LIMITED, has the power to direct the voting and disposition of the ordinary shares held by WZ GLOBAL (BVI) LIMITED, and may be deemed the beneficial owner of all ordinary shares held by WZ GLOBAL (BVI) LIMITED.

## Item 4. Purpose of Transaction
Purpose of transaction: On January 23, 2024, Avanta (BVI) Limited transferred 1,200,000 Class A Shares to WZ GLOBAL (BVI) LIMITED. The Reporting Person holds the Shares for investment purposes. The Reporting Person is the Chief Executive Officer of the Issuer and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement - Pursuant to the terms of a Lock-Up Agreement dated October 16, 2024, (the "Lock-Up Agreement"), a copy of the form of which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference, the Reporting Person has agreed, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer's Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Ordinary Shares during the 6-month period following the effective date of the registration statement in connection with the offering, September 30, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Lock-Up Agreement

## Signatures
- Zhuo Wang: /s/ Zhuo Wang, Zhuo Wang/an individual (05/16/2025)